Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change September 13, 2010
Item 3	News Release The news release dated September 13, 2010 was disseminated through Marketwire’s US and Canadian Timely Disclosure Network.
Item 4
Summary of Material Change

Silver Standard Resources Inc. is pleased to report the results from a National Instrument 43-101-compliant Preliminary Assessment for a project option which examines the benefits of combining the mineral resources from its adjacent and wholly-owned Snowfield and Brucejack Projects located in northern British Columbia, Canada.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated September 13, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 13th day of September, 2010

September 13, 2010	News Release 10-25

SNOWFIELD-BRUCEJACK PRELIMINARY ASSESSMENT

Vancouver, B.C. – Silver Standard Resources Inc. (NASD: SSRI, TSX: SSO) is pleased to report the results from a National Instrument 43-101-compliant Preliminary Assessment for a project option which examines the benefits of combining the mineral resources from its adjacent and wholly-owned Snowfield and Brucejack Projects located in northern British Columbia, Canada (the “Snowfield-Brucejack Project”). The Preliminary Assessment was prepared by Wardrop Engineering Inc., a Tetra Tech Company (“Wardrop”).

John Smith, President & CEO of Silver Standard, said, “This Preliminary Assessment demonstrates the value of both Snowfield and Brucejack and the potential for a combined development. The success of our 2010 drill program will only add to the quality of these projects.

“Silver Standard continues to advance the strategy of developing certain projects and monetizing others to assist with funding our substantial growth pipeline.  With our significant portfolio of in-ground resources, we are in a unique position to generate project options to deliver both growth and cash flow.”

Study Highlights
Based on the Preliminary Assessment, the Snowfield-Brucejack Project would be operated as an open pit mine with an estimated 27 year mine life and life-of-mine waste to mineral material stripping ratios averaging 0.57:1 (Snowfield deposit) and 2.95:1 (Brucejack deposits), with a mill feed rate of 120,000 tonnes per day.

Capital expenditures, including US$454 million for contingencies, are estimated to be US$3.5 billion. The Snowfield-Brucejack Project has an estimated pre-tax net present value of US$2.3 billion (5% discount rate) and an internal rate of return of 12.4% using an exchange rate of US$0.92 = C$1.00 and base case metals prices of US$878/ounce gold, US$14.50/ounce silver, US$17/pound molybdenum, US$2.95/pound copper and US$7,811/kilogram rhenium.

The Preliminary Assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. There is no certainty that the Preliminary Assessment will be realized.

Average gold production, including gold in copper concentrate, in the first eight years is estimated to be 960,000 ounces annually, and 700,000 ounces annually over the life of the mine. The average metal production for the Snowfield-Brucejack Project is presented in Table 1 below:

Table 1: Snowfield-Brucejack Production

	Average Annual Production		Total Production
Metal	Years 1 to 8	LOM	Years 1 to 8	LOM
Gold (000 oz)	960	700	7,679	18,910
Silver (000 oz)	7,860	4,160	62,840	112,360
Copper (000 lb)	39,530	44,580	316,250	1,203,730
Molybdenum (000 lb)	3,510	3,670	28,120	99,040
Rhenium (kg)	9,380	9,010	75,030	243,310

Production & Processing
The estimated mining inventory is comprised of 1,172 million tonnes with an average mill feed grade of 0.74 g/t gold, 4.17 g/t silver, 0.08% copper, 0.01% molybdenum and 0.42 g/t rhenium and which contains 27.8 million ounces of gold, 157.2 million ounces of silver, 2.14 billion pounds of copper, 198.1 million pounds of molybdenum and 487 tonnes of rhenium.

The processing plant will produce a copper-gold-silver concentrate, a molybdenum concentrate, and gold-silver doré. The following table summarizes the associated production and processing parameters:

Table 2: Projected Production and Processing Summary

Mine Type:	Open pit
Total Mine Production:	1,172 million tonnes
Processing Rate:	120,000 tonnes per day
Mine Life (LOM):	27 years
Strip Ratio:
Snowfield	0.57:1 waste to mineral material
Brucejack	2.95:1 waste to mineral material
Production Parameters	Copper Concentrate	Gold-Silver Doré	Molybdenum Concentrate
Average Product Grade:
Gold	112.8 g/t	10.1%	-
Copper	22%	-	-
Silver	297.3 g/t	89.9%	-
Molybdenum	-	-	50%
Rhenium	-	-	2,708 g/t
Average Metal Recoveries (Snowfield) :
Gold	43.2%	23.6%	-
Copper	56.3%	-	-
Silver	46.2%	19.1%	-
Molybdenum	-	-	50%
Rhenium	-	-	50%
Average Metal Recoveries (Brucejack):
Gold	-	72.2%	-
Silver	-	74.5%	-
Average Annual Production(1):
Gold (‘000 oz)	333	367	-
Copper (tonnes)	20,222	-	-
Silver (‘000 oz)	879	3,283	-
Molybdenum (‘000 lb)	-	-	3,668
Rhenium (kilograms)	-	-	9,011

(1) Refers to the average contained-in-concentrate production for the Copper Concentrate and Molybdenum Concentrate and contained ounces for the Gold-Silver Doré.

Capital and Operating Costs
The total capital cost for the Snowfield-Brucejack Project is estimated at US$3.5 billion (with an expected accuracy range of +/- 35%) and the average operating cost is estimated at US$9.38/tonne milled with US$8.77/tonne milled for Snowfield mineralization and US$12.20/tonne milled for Brucejack mineralization. The following tables summarize the break-down of capital costs and operating costs:

Table 3: Capital Costs Summary		Table 4. Operating Costs Summary (a)
Capital Costs in US$ millions		Operating Costs (US$/tonne milled)
			Snowfield	Brucejack	Average
Direct Costs	$2,222	Mining	$2.42(b)	$6.11(c)	$3.08(d)
Indirect Costs	$709	Processing	$5.43	$5.17	$5.38
Owner’s Costs	$80	G&A	$0.62	$0.62	$0.62
Contingencies	$454	Plant Services	$0.21	$0.21	$0.21
		Water Treatment	$0.09	$0.09	$0.09
Total Capital Costs	$3,465	Total Operating Costs	$8.77	$12.20	$9.38

(a) Tailing dam construction costs are included in sustaining capital costs.
(b) Based on the stripping ratio of 0.57:1 for the Snowfield Project.
(c) Based on the stripping ratio of 2.95:1 for the Brucejack Project.
(d) Mining operating cost is an average of the Snowfield and Brucejack operating costs.

Economic Analysis
The base case economic analysis projects that the Snowfield-Brucejack Project would have a net present value of US$2.3 billion (5% discount rate) and an internal rate of return of 12.4%. A second case is presented using recent spot metals prices.  The pre-tax economic results for both cases are presented in Table 5:

Table 5: Summary of Snowfield-Brucejack Pre-Tax Economic Results

Economic Returns	Base Case Scenario(1)	Spot Prices at August 27, 2010
Internal Rate of Return	12.4%	21.7%
Net Cash Flow (undiscounted)	$6.246 billion	$12.949 billion
Net Present Value (5.0% discount rate)	$2.302 billion	$5.951 billion
Payback	5.3 years	3.5 years
Exchange Rate (US$: C$)	$0.92	$0.948
Gold Price (US$/ounce)	$878	$1,235
Silver Price (US$/ounce)	$14.50	$19.03
Molybdenum Price (US$/pound)	$17.00	$15.88
Copper Price (US$/pound)	$2.95	$3.26
Rhenium (US$/kilogram)	$7,811	$5,311
 (1) Wardrop-adopted consensus forecast metal prices from the Energy Metals Consensus Forecast (EMCF). All prices are in U.S. dollars.

Project Status
A total of at least 42,000 meters of drilling will be completed on the Snowfield and Brucejack properties as part of the combined 2010 exploration season.  This work was mainly designed to target expansion of the currently defined mineral resources for both projects, and also to provide data for preliminary geotechnical and environmental studies, as well as to supply large diameter core for advanced metallurgical studies. None of the results from this year’s drilling has been incorporated into the mineral resources used in the Preliminary Assessment. Updated mineral resource estimates for Snowfield and Brucejack are expected in the first half of 2011.

With the completion of the Preliminary Assessment, Silver Standard will assess whether to combine the Snowfield and Brucejack Projects or treat them independently in order to maximize shareholder value.

Resource Estimates
Summarized in the table below are the current mineral resources for the Snowfield Project and Brucejack Project, and were the resources used in the Preliminary Assessment.

Table 6: Snowfield Zone Resource Summary – September 2010(1, 2, 3)
(Based on a cut-off grade of 0.30 grams of gold-equivalent/tonne)

Category	Tonnes (mil.)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly(4) (ppm)		Contained
						Rhenium (g/t)	Gold (oz in mil.)	Silver (oz in mil.)
Measured	143.7	0.83	1.57	0.08	100	0.62	3.85	7.27
Indicated	951.6	0.60	1.78	0.11	87	0.47	18.19	54.38
M+I	1,095.3	0.63	1.75	0.11	89	0.49	22.04	61.65
Inferred	847.2	0.40	1.53	0.07	82	0.33	10.99	41.62

(1)	Mineral resources are accumulated within an optimized pit shell.
(2)
Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral reserves may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

(3)
The quantity and grade of reported inferred resources in this estimation are conceptual in nature. There is no guarantee that all or any part of the mineral resource will be converted into mineral reserves.

(4)	“Moly” refers to molybdenum.

Table 7: Brucejack Area Resource Summary – December 2009(1, 2, 3)
(Based on a cut-off grade of 0.35 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver ( g/t)	Contained
				Gold (oz in millions)	Silver ( oz in millions)
Measured	9.9	2.06	75.0	0.66	23.8
Indicated	110.7	0.95	11.7	3.38	41.6
M+I	120.5	1.04	16.9	4.04	65.4
Inferred	198.0	0.76	11.2	4.87	71.5

(1)
See Technical Report and Resource Estimates on the West, Bridge, Galena Hill, Shore, SG & Gossan Hill Gold and Silver Zones of the Brucejack Property dated December 1, 2009 and filed on SEDAR (www.sedar.com) on January 14, 2010.

(2)
Prepared by Dr. Wayne D. Ewert, P.Geo., Tracy Armstrong, P.Geo., F.H. Brown, M.Sc. (Eng.), CPG PrSciNat, and Eugene Puritch, P.Eng., of P&E Mining Consultants Inc. (“P&E”) of Brampton, Ontario, independent qualified persons, as defined by National Instrument 43-101.

(3)	See notes 1 to 3 in Table 6 above.

Independent Qualified Persons
The following Qualified Persons (as defined by National Instrument 43-101) are independent of Silver Standard and responsible for the Snowfield-Brucejack Project Preliminary Assessment:

Qualified Person	Scope of Responsibility
Hassan Ghaffari, P.Eng. Wardrop Engineering Inc.	Capital cost estimate
John Huang, P.Eng. Wardrop Engineering Inc.	Metallurgical testing review, mineral processing, process operating costs and infrastructure with exception to power, tunneling and roads
Tracy Armstrong, P.Geo. P&E Mining Consultants Inc.	Report sections preparation for the Snowfield NI 43-101 Technical Report
Fred Brown, CPG Pr.Sci.Nat. P&E Mining Consultants Inc.	Mineral resource modelling and analysis
Greg Hollett, P.Eng. AMC Mining Consultants Ltd.	Mine design, production scheduling, contribution to the mine capital and operating costs development.
Nory Narciso, P.Eng. Wardrop Engineering Inc.	Mining operating costs
Scott Cowie, MAusIMM. Wardrop Engineering Inc	Financial Analysis
Dan Sweeney, P.Eng. Wardrop Engineering Inc.	Tunnel design and associated capital costs
Mike Boyle, P.Eng. Wardrop Engineering Inc.	Roads design, access and site roads/earthworks
Malcolm Cameron, P.Eng. Wardrop Engineering Inc.	Power supply design and associated costs
Lori-Ann Wilchek, P.Eng. BGC Engineering Inc.	Tailing impoundment, water management plan overall and water balance
Warren Newcomen, P.Eng. BGC Engineering Inc.	Waste rock storage pile stability and open pit slopes designs
Paul Greisman, P.Eng. Rescan Environmental Services Ltd.	Environmental concerns and permitting, capital and operating costs estimates as they relate to environmental component of the study

Silver Standard Resources Inc. is a silver mining company that seeks growth through discovery, the development of its project pipeline, and accretive acquisition opportunities.

Forward Looking Statements: Certain statements in this news release, including statements relating to the estimates to complete preliminary assessments and pre-feasibility studies relating to the Snowfield Project, mineral resource estimates and capital expenditures, production and economic return estimates, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the Company's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; uncertainty of production and cost estimates for the Pirquitas Mine; the Company's history of losses and expectation of future losses; changes in prices for the Company's mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the Company may carry on business; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F and other filings with the Securities and Exchange Commission and Canadian regulatory authorities. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

Cautionary note to U.S. investors: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. "Inferred mineral resources" in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization. (Source: Silver Standard Resources Inc.)

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For further information, contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com